EXHIBIT 99.1

Mogo Announces Closing of US$27.5 Million Registered Direct Offering

Vancouver, British Columbia, December 13, 2021 -- Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a financial technology, digital payments and crypto company, announced today that it has closed its previously announced sale to certain institutional investors of an aggregate of 6,111,112 common shares and warrants to purchase up to an aggregate of 3,055,556 common shares (each whole warrant, a “Warrant” and each common share and one-half of one Warrant, a “Unit”), at a purchase price of US$4.50 per Unit, in a registered direct offering (the “Offering”). The aggregate gross proceeds to the Company were approximately US$27.5 million, and after deducting placement agent’s fees and expenses of the Offering, the net proceeds from the Offering will be approximately US$25.3 million.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering. Raymond James and BTIG acted as financial advisors to Mogo in connection with the Offering.

Each Warrant issued by Mogo entitles its holder to acquire one common share of the Company (each, a “Warrant Share”) at an exercise price of US$4.70 per share, will be exercisable six months following today’s date, and has a term of 36 months following the initial exercise date.

The Company intends to use the net proceeds from the Offering for working capital purposes and for potential future acquisitions of or investments in synergistic or strategic businesses, including (but not limited to) the exercise of warrants currently held by Mogo and the acquisition of and/or investments in businesses in the cryptocurrency space.

The common shares, Warrants and the Warrant Shares were offered pursuant to a “shelf” registration statement on Form F-10 (File No. 333-254791) previously filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021 and declared effective by the SEC on April 15, 2021. The Offering was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A prospectus supplement to the Company’s base shelf prospectus dated April 15, 2021 was also filed with the provincial securities regulatory authority in British Columbia. The Units were offered and sold in the United States only. No securities were offered or sold to Canadian purchasers.

A final prospectus supplement and accompanying prospectus relating to the Offering was filed with the SEC and is available for free on the SEC’s website at www.sec.gov and is also available on the Company’s profile on the SEDAR website at www.sedar.com. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, or by telephone: (212) 856-5711 or by e-mail: placements@hcwco.com.

The Company relied on the exemption set forth in Section 602.1 of the Toronto Stock Exchange (the “TSX”) Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq Capital Market.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

1

About Mogo Inc.

Mogo is empowering its close to 1.8 million members with simple digital solutions to improve their finances. Through the free Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card, the only card of its kind in Canada. The MogoCard makes it easy to enjoy spending control while doing good for the planet by planting a tree for every purchase. The Mogo app also enables you to easily buy and sell bitcoin, get free monthly credit score monitoring and ID fraud protection, and access personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC, while Mogo’s wholly-owned subsidiary Moka is bringing automated, fully-managed flat-fee investing to Canadians from coast to coast to coast. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the use of the proceeds of the Offering. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

2